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SUB-ITEM 77I
Terms of new or amended securities

(a)      N/A

(b)      International Stock, a new series of the Registrant, began offering Investor Class shares during the period.  The following describes the new class of the fund, as called for by the applicable registration statement item:

Each fund is a series of shares issued by the corporation, and shares of each fund have equal voting rights.  In addition, each series (or fund) may be divided into separate classes.  Additional funds and classes may be added without a shareholder vote.  Each fund votes separately on matters affecting that fund exclusively.  Voting rights are not cumulative, so that investors holding more than 50% of the corporation's (i.e., all funds')
outstanding shares may be able to elect a Board of Directors.  The corporation undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder's investment.  The election of directors is determined by the votes received from all the corporation's shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

The assets belonging to each series are held separately by the custodian, and the shares of each series represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each series.  Shareholder's rights are the same for all series of securities unless otherwise stated.  Within their respective series, all shares have equal redemption rights.  Each share, when issued, is fully paid and non-assessable.

Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership interest in the fund.

The Investor Class shares are available directly from American Century.  The minimum initial investment amounts are $2,000 for a Coverdell Education Savings Account, and $2,500 for all other accounts.

Shares redeemed within 60 days of purchase may be subject to a 2% redemption fee.  If you redeem shares within the redemption period, you will receive 98% of their value at redemption.  The remaining 2% is retained by the fund and helps cover transaction costs that long-term investors may bear when the fund sells securities to meet investor redemptions.  This fee is intended to help prevent abusive trading practices, such as excessive short-term trading.  However, not all of the financial intermediaries who offer the funds are currently able to track and charge the redemption fee.  American Century is working with those providers to combat abusive trading and encouraging them to develop systems to track the redemption fee and otherwise employ tactics to combat abusive trading practices.

The redemption fee does not apply to shares purchased through reinvested distributions (dividends and capital gains).  The funds may not charge the redemption fee in certain situations deemed appropriate by American
Century, including where the capability to charge the fee does not exist or is impractical and/or other systems designed to deter abusive trading practices are in place.

Redemption proceeds are calculated using the net asset value (NAV) next determined after a transaction request is received in good order.  However, American Century reserves the right to delay delivery of redemption proceeds up to seven days.  For example, each time you make an investment with American Century, there is a seven-day holding period before we will release redemption proceeds from those shares, unless satisfactory proof is provided that the purchase funds have cleared.  For funds with CheckWriting privileges, American Century will not honor checks written against shares subject to this seven-day holding period.  Investments by wire generally require only a one-day holding period.  If a shareholder changes his address, American Century may require that any redemption request made within 15 days be submitted in writing and be signed by all authorized signers with their signatures guaranteed.  If a shareholder changes his bank information, American Century may impose a 15-day holding period before proceeds are transferred or wired to the shareholder's bank.

In addition, American Century reserves the right to honor certain redemptions with securities, rather than cash.
If, during any 90-day period, a shareholder redeems fund shares worth more than $250,000 (or 1% of the value of a fund's assets if that amount is less than $250,000), American Century reserves the right to pay part or all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash.  The fund managers would select these securities from the fund's portfolio.

American Century will value these securities in the same manner used in computing the fund's net asset value.
American Century may provide these securities in lieu of cash without prior notice.  Also, if payment is made in securities, brokerage or other transaction costs may be incurred to convert the securities to cash.

If a shareholder's redemption would exceed this limit and he would like to avoid being paid in securities, he must provide American Century with an unconditional instruction to redeem at least 15 days prior to the date on which the redemption transaction is to occur.  The instruction must specify the dollar amount or number of shares to be redeemed and the date of the transaction.  This minimizes the effect of the redemption on a fund and its remaining investors.

If an account balance falls below the minimum initial investment amount for any reason other than as a result of market fluctuation, American Century will notify the account holder and give him 90 days to meet the minimum.
For Investor Class shares, if the deadline is not met, American Century reserves the right to redeem the shares in the account and send the proceeds to the shareholder's address of record.  Investor Class shares redeemed in this manner within 60 days of purchase may be subject to a 2% redemption fee.  The shareholder may incur tax liability as a result of the redemption.

American Century may require a signature guarantee for the following transactions:
* A shareholder's redemption or distribution check, Check-A-Month or automatic redemption is made payable to someone other than the account owners
* A shareholder's redemption proceeds or distribution amount is sent by wire or EFT to a destination other than his personal bank account
* A shareholder is transferring ownership of an account over $100,000
American Century reserves the right to require a signature guarantee for other transactions, at its discretion.

Investment instructions are irrevocable.  That means that once a shareholder has mailed or otherwise transmitted his investment instruction, he may not modify or cancel it.  Each fund reserves the right to suspend the offering of shares for a period of time and to reject any specific investment (including a purchase by exchange).
Additionally, American Century may refuse a purchase if, in its judgment, it is of a size that would disrupt the management of a fund.

For shareholders that do business with American Century through a financial intermediary or a retirement plan, the shareholder's ability to purchase, exchange, redeem and transfer shares will be affected by the policies of that entity.  Some policy differences may include
*  minimum investment requirements
*  exchange policies
*  fund choices
*  cutoff time for investments
*  trading restrictions

American Century reserves the right to change any stated investment requirement, including those that relate to purchases, exchanges and redemptions.  Changes may affect all investors or only those in certain classes or groups.
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